O L S H A N G R U N D M A N F R O M E R O S E N Z W E I G & W O L O S K Y L L P
September 26, 2007	PARK AVENUE TOWER 65 EAST 55TH STREET NEW YORK, NEW YORK10022 TELEPHONE: 212.451.2300 FACSIMILE: 212.451.2222 WWW.OLSHANLAW.COM DIRECT DIAL: 212.451.2252 EMAIL: KSCHLESINGER@OLSHANLAW.COM

BY FACSIMILE

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 3561
Attention:  Ronald E. Alper, Esq.

Re:

SP Acquisition Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 14, 2007
File No. 333-142696

Dear Mr. Alper:

Per our discussion yesterday, attached are certain changed pages to the Form S-1. The changed pages are in response to Comment 9 of the Staff’s comment letter dated September 25, 2007.  Please call me at (212) 451-2249 or Mark L. Lakin at (212) 451-2249 at your earliest convenience to discuss.

Management, page 91

Conflicts of Interest, page 96

9.

We note your disclosure on page 96, and similar disclosure on page 40, that the company has entered into a business opportunity right of first review agreement with Mr. Lichtenstein and Steel Partners, L.L.C.  We also note the disclosure on page 96 that, "Due to those existing ... affiliations, members of our management team may have fiduciary obligations to present potential opportunities to those entities prior to presenting them to us which could cause conflicts of interest.”  Please reconcile the disclosure and provide a listing of each entity with which a conflict of interest may or does exist with the company.  Please also revise the related risk factor as appropriate.

We have revised the disclosure on “Management—Conflicts of Interest” (page 81) to indicate which entities with which a conflict of interest may or does exist with the Company. We have also revised the disclosure

NEW JERSEY OFFICE 744 BROAD STREET, 16TH FLOOR NEWARK, NJ 07102 TELEPHONE: 973.331.7200 FACSIMILE: 973.331.7222

September 25, 2007

to more clearly indicate that the right of first review does not apply to companies targeted for acquisition by any business in which Steel Partners II, L.P., directly or indirectly, has an investment. We have made similar changes to “Certain Transactions” (page 89) and the risk factor entitled “Members of our management team and our directors are and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us, and may have conflicts of interest in allocating their time and business opportunities.” (pages 35 and 36).

Please direct any questions or comments concerning Amendment No. 4 or this response to the undersigned at 212-451-2252, Steve Wolosky at 212-451-2333 or Mark L. Lakin at 212-451-2249.

Very truly yours,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

Risk factors

value to meet the threshold criteria. In addition, if our board of directors has informed stockholders that it believes that a target business meets the 80% threshold criterion, the board will provide stockholders with valuations or quantify the value of any target. Further, in the event that we issue shares in order to acquire a target and such issuance causes the investors in this offering to collectively become minority stockholders, we will not be required to obtain an opinion or independently opine on whether the transaction is fair to our stockholders.

We may require stockholders who wish to convert their shares in connection with a proposed business combination to comply with specific requirements for conversion that may make it more difficult for them to exercise their conversion rights prior to the deadline for exercising their rights.

We may require public stockholders who wish to convert their shares in connection with a proposed business combination to either tender their certificates to our transfer agent at any time prior to the vote taken at the stockholder meeting relating to such initial business combination or to deliver their shares to the transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. While we have been advised that it takes a short time to deliver shares through the DWAC System, we cannot assure you of this fact. Accordingly, if it takes longer than we anticipate for stockholders to deliver their shares, stockholders who wish to convert may be unable to meet the deadline for exercising their conversion rights and thus may be unable to convert their shares. In addition, there is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 and it would be up to the broker whether or not to pass this cost on to the converting holder.

We may compete with investment vehicles of Steel Partners Group for access to Steel Partners Group.

Certain of the entities comprising Steel Partners Group sponsor and currently manage various investment vehicles, and may in the future sponsor or manage additional investment vehicles which, in each case, could result in us competing for access to the benefits, that we expect our relationship with Steel Partners Group to provide to us.

We expect to rely upon our access to Steel Partners Group investment professionals in completing an initial business combination.

We expect that we will depend, to a significant extent, on our access to the investment professionals of Steel Partners Group and the information and deal flow generated by Steel Partners Group investment professionals in the course of their investment and portfolio management activities to identify and complete our initial business combination. Consequently, the departure of a significant number of the investment professionals of Steel Partners Group, could have a material adverse effect on our ability to consummate an initial business combination.

Members of our management team and our directors are and may in the future become affiliated with entities engaged in business activities similar to those intended to be conducted by us, and may have conflicts of interest in allocating their time and business opportunities.

Members of our management and our directors may in the future become affiliated with other entities including other blank check companies engaged in business activities similar to those intended to be conducted by us. As a result, members of our management team may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated. Moreover, members of our management team are not obligated to expend a specific number of hours per week or month on our affairs.

Risk factors

Our business opportunity right of first review agreement with Mr. Lichtenstein and Steel Partners, L.L.C., does not apply to companies targeted for acquisition by any business in which Steel Partners II, L.P. directly or indirectly has an investment.

We have entered into a business opportunity right of first review agreement with Mr. Lichtenstein and Steel Partners, L.L.C. that provides that from the date of this prospectus until the earlier of the consummation of our initial business combination or our liquidation in the event we do not consummate an initial business combination, we will have a right of first review with respect to business combination opportunities of Steel Partners Group relating to companies that are not publicly traded on a stock exchange or over-the-counter market with an enterprise value of between $300 million and $1.5 billion. However, this right of first review does not apply to companies targeted for acquisition by any businesses in which Steel Partners II, L.P. directly or indirectly has an investment (including Steel Partners Japan Strategic Fund (Offshore), L.P. or businesses headquartered in or organized under the laws of China. Currently, members of our management team are officers or directors of the following entities in which Steel Partners II, L.P., directly or indirectly, has an investment: Angelica Corporation, BNS Holding, Inc., Collins Industries, Inc., CoSine Communications, Inc., Del Global Technologies Corp., Gateway Industries, Inc., KT&G Corporation, NOVT Corporation, SL Industries, Inc., United Industrial Corporation, WebBank, WebFinancial Corporation and WHX Corporation. In addition, such members of our management team could in the future become officers or directors of other entities in which Steel Partners II, L.P., directly or indirectly, has an investment. Due to those existing and future affiliations, members of our management team and our directors may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us which could cause additional conflicts of interest. Accordingly, members of our management team may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

For a complete discussion of our management team’s business affiliations and the potential conflicts of interest that you should be aware of, please see ‘‘Management — Directors and Executive Officers,’’ ‘‘Management — Conflicts of Interest’’ and ‘‘Certain Transactions.’’ We cannot assure you that these conflicts will be resolved in our favor.

We may use resources in researching acquisitions that are not consummated, which could materially and adversely affect subsequent attempts to effect our initial business combination.

We expect that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys, and others. If a decision is made not to complete a specific business combination, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the transaction for any number of reasons, including reasons beyond our control, such as that 30% or more of our public stockholders vote against the transaction and opt to convert their stock into a pro rata share of the trust account even if a majority of our stockholders approve the transaction. Any such event will result in a loss to us of the related costs incurred, which could materially and adversely affect subsequent attempts to consummate an initial business combination.

Because the founder’s shares will not participate in liquidation distributions by us, SP Acq LLC, directors and our management team may have a conflict of interest in deciding if a particular target business is a good candidate for an initial business combination.

SP Acq LLC, Steel Partners II, L.P. and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker have waived their right to receive distributions with respect to the founder’s shares if we liquidate because we fail to complete a business combination. Those shares of common stock and all of the warrants owned by SP Acq LLC, Steel Partners II, L.P. and Messrs. Bergamo, LaBow, Lorber, Toboroff and Walker will be worthless if we do not consummate our initial business combination. Since Mr. Lichtenstein may be deemed the beneficial owner of shares held by SP Acq LLC and Steel Partners II, L.P., he may have a conflict of interest in determining whether a particular target business is appropriate for us and our stockholders. This ownership interest may influence his motivation in identifying and selecting a target business and timely completing an initial business combination.

Management

secretarial and administrative services. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Governance and Nominating Committee

On completion of this offering, our governance and nominating committee will consist of Messrs. Bergamo, LaBow, Toboroff and Walker with Mr. LaBow serving as chair. The functions of our governance and nominating committee include:

recommending qualified candidates for election to our board of directors;

evaluating and reviewing the performance of existing directors;

making recommendations to our board of directors regarding governance matters, including our certificate of incorporation, bylaws and charters of our committees; and

developing and recommending to our board of directors governance and nominating guidelines and principles applicable to us.

CODE OF ETHICS AND COMMITTEE CHARTERS

We will adopt a code of ethics that applies to our officers, directors and employees. We will file copies of our code of ethics and our board committee charters as exhibits to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a current report on Form 8-K.

CONFLICTS OF INTEREST

Potential investors should be aware of the following potential conflicts of interest:

Members of our management team are not required to commit their full time to our affairs and, accordingly, they will have conflicts of interest in allocating management time among various business activities.

The members of our management team as well as the entities in the Steel Partners Group may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those we intend to conduct.

Our business opportunity right of first review agreement does not apply to companies targeted for acquisition by any business in which Steel Partners II, L.P. directly or indirectly has an investment (including Steel Partners Japan Strategic Fund (Offshore), L.P. or businesses headquartered in or organized under the laws of China. and accordingly, members of our management team may become aware of business opportunities that are not subject to this agreement. Currently, members of our management team are officers or directors of the following entities in which Steel Partners II, L.P., directly or indirectly, has an investment: Angelica Corporation, BNS Holding, Inc., Collins Industries, Inc., CoSine Communications, Inc., Del Global Technologies Corp., Gateway Industries, Inc., KT&G Corporation, NOVT Corporation, SL Industries, Inc., United Industrial Corporation, WebBank, WebFinancial Corporation and WHX Corporation. In addition, such members of our management team could in the future become officers or directors of other entities in which Steel Partners II, L.P., directly or indirectly, has an investment. Due to those existing and future affiliations, members of our management team may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us which could cause conflicts of interest. Accordingly, members of our management team and our directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see the previous section entitled ‘‘Directors and Executive Officers.’’

Certain transactions

account, there is no limit on the amount of out-of-pocket expenses that could be incurred. Our audit committee will review and approve all payments made to our officers, directors and affiliates, including Steel Partners Group, other than the payment of an aggregate of $10,000 per month to Steel Partners, Ltd. for office space, secretarial and administrative services, and any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval. To the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account and interest income of up to $3.5 million on the balance in the trust account, such out-of-pocket expenses would not be reimbursed by us unless we consummate an initial business combination.

Members of our management team may become aware of business opportunities that may be appropriate for presentation to us as well as the other entities with which they are or may be affiliated. We have entered into a business opportunity right of first review agreement with Mr. Lichtenstein and Steel Partners, L.L.C., which provides that from the date of this prospectus until the earlier of the consummation of our initial business combination or our liquidation in the event we do not consummate an initial business combination, we will have a right of first review with respect to business combination opportunities of Steel Partners Group relating to companies that are not publicly traded on a stock exchange or over-the-counter market with an enterprise value of between $300 million to $1.5 billion, excluding companies targeted for acquisition by any bussiness in which Steel Partners II, L.P. directly or indirectly has an investment (including Steel Partners Japan Strategic Fund (Offshore), L.P.) or businesses headquartered in or organized under the laws of China. Currently, members of our management team are officers or directors of the following entities in which Steel Partners II, L.P., directly or indirectly, has an investment: Angelica Corporation, BNS Holding, Inc., Collins Industries, Inc., CoSine Communications, Inc., Del Global Technologies Corp., Gateway Industries, Inc., KT&G Corporation, NOVT Corporation, SL Industries, Inc., United Industrial Corporation, WebBank, WebFinancial Corporation and WHX Corporation. In addition, such members of our management team could in the future become officers or directors of other entities which Steel Partners II, L.P., directly or indirectly, has an investment. Due to those existing and future affiliations, members of our management team may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us which could cause conflicts of interest. In addition, our directors and officers may in the future become affiliated with entities, including other blank check companies, engaged in activities similar to those intended to be conducted by us. Accordingly, members of our management team and our directors may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management team’s other affiliations and the potential conflicts that you should be aware of, see the sections entitled ‘‘Management — Directors and Executive Officers’’ and ‘‘Management — Conflicts of Interest.’’

Other than reimbursable out-of-pocket expenses payable to our officers and directors and Steel Partners II, L.P. and an aggregate of $10,000 per month paid to Steel Partners, Ltd. for office space, secretarial and administrative services, no compensation or fees of any kind, including finder’s and consulting fees or any other forms of compensation, including but not limited to stock options, will be paid to any of our officers or directors or their affiliates.